

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ACHIEVES RECORD REVENUES AND CASH FLOW; GOLD RESERVES INCREASE FOR EIGHTH CONSECUTIVE YEAR

VANCOUVER, BRITISH COLUMBIA, February 15, 2012 – GOLDCORP INC. **(TSX: G, NYSE: GG)** reported fourth quarter gold production of 687,900 ounces at a total cash cost[1] of $261 per ounce, leading to record revenues of $1.5 billion and operating cash flows before working capital changes[2] of $831 million. Reported net earnings in the quarter were $405 million compared to $560 million in the fourth quarter of 2010. Adjusted net earnings[3] were $531 million, or $0.66 per share, compared to $431 million, or $0.59 per share, in the fourth quarter of 2010.

Fourth Quarter 2011 Highlights

- Revenues increased to $1.5 billion, on gold sales of 685,000 ounces.

- Record operating cash flows before working capital changes totaled $831 million or $1.03 per share.

- Adjusted net earnings totaled $531 million, or $0.66 per share.

- Total cash costs were $261 per ounce on a by-product basis. Co-product cash costs[1] totaled $529 per ounce.

- Dividends paid amounted to $91 million. Dividend increased 32% to $0.54 per share.

- Certificate of Authorization was issued for the Éléonore project in Quebec allowing full construction to commence immediately.

- Received approval of amended Environmental Impact Assessment at the Cerro Negro project in Argentina.

- Entered into a $2 billion senior revolving credit facility, replacing the existing $1.5 billion facility.

Full-Year 2011 Highlights

- Revenues increased 43% over 2010, to a record $5.4 billion driven by gold sales of 2.5 million ounces.

- Adjusted net earnings increased 70%, to a record $1.8 billion, or $2.22 per share.

- Record operating cash flows before working capital changes totaled $2.7 billion or $3.35 per share.

- Total cash costs were $223 per ounce on a by-product basis and $534 per ounce on a co-product basis.

- Dividends paid amounted to $330 million.

- Proven and probable gold mineral reserves increased 8% to 64.7 million ounces; 6% on a per share basis.

"Strong, low-cost gold production and another year of gold reserve growth provided a great finish to another solid year for Goldcorp," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Our record performance is the result of strength throughout the mine portfolio, as demonstrated by sustained operational excellence at Los Filos in Mexico, which led to a record year at this important operation. Marlin in Guatemala had a particularly strong quarter and year as mining in the final, higher grade portions of the open pit were completed and the mine successfully transitioned to an exclusively underground operation. In addition, Red Lake in Ontario finished with a strong quarter for the year, highlighting the continued strength of this flagship operation.

"At Peñasquito in Mexico, approximately $360 million in cash flow from operations was generated in just its first full year of commercial production illustrating the growing power of this operation to drive our results for many years to come. Mechanical work on the final phase of throughput ramp-up is in commissioning and we are on track to reach average throughput of 130,000 tonnes per day by the end of the current quarter as forecasted.

"Stability throughout the mine portfolio, led by planned gold production growth at Peñasquito of over 65% in 2012, leaves us well-positioned to achieve overall production guidance this year of 2.6 million ounces of gold at what we expect to be the lowest cash costs in the senior gold sector. Beginning in 2012, the first of four major new sources of gold production is expected to come on line that will drive a 70% increase in overall gold production by 2016. New gold production of approximately 85,000 ounces is forecast to Goldcorp's account at the Pueblo Viejo joint venture in the Dominican Republic in 2012, followed by first gold at Cerro Negro in Argentina in 2013. Initial gold production is also expected at two new Canadian pure gold projects in 2014: Cochenour in Red Lake, Ontario and Éléonore in Quebec. Each of these growth projects is permitted and construction is progressing according to plan, supporting our expectations of a very achievable path to 4.2 million ounces of gold production in 2016."

2011 Marks Eighth Consecutive Year of Reserve and Resource Growth

The Company also announced today that proven and probable gold mineral reserves increased by 8% to 64.7 million ounces, the eighth consecutive year that Goldcorp has increased gold reserves. Measured and indicated gold mineral resources increased 10% to 28.2 million ounces in 2011. Proven and probable silver mineral reserves totaled 1.2 billion ounces and measured and indicated silver mineral resources totaled 418 million ounces, representing one of the largest silver reserves in the industry. Overall gold reserve growth was driven by exploration success at Cerro Negro, Los Filos and Porcupine.

"Strong growth in reserves and resources in 2011 once again highlights the continued success of Goldcorp's focused exploration programs, which discovered new gold reserves at a cost of approximately $14 per gold ounce," added Jeannes. "The consistent ability of Goldcorp to increase the amount of gold reserves represented by each of our common shares represents true leverage to the gold price. In 2011, gold reserves increased 6% on a per share basis."

Complete mineral reserve and mineral resource data including tonnes, grades and ounces is available at www.goldcorp.com. The following summary accounts for the changes in gold ounces year over year:

Proven and probable reserves as of January 1, 2011	60.1 moz
Mined ounces during 2011 (including mining depletion)	(3.4)
Net discovered ounces and converted resources during 2011	6.2
Net changes due to metal prices/engineering	1.8
Proven and probable reserves as of January 1, 2012	64.7 moz

At Cerro Negro, an aggressive, sustained drilling program in 2011 resulted in more than a doubling of gold reserves to 4.54 million ounces and a significant expansion in gold resources, which are inclusive of the Cerro Negro reserve and resource update announced in April 2011. Exploration drilling ramped up throughout the year to a total of 8 drill rigs on site focused on in-fill and extensional drilling of Mariana Central, Mariana Norte and San Marcos veins. These efforts have resulted in significant extensions in the strike length of all three veins and demonstrated the continued emergence of the adjacent Mariana Norte hanging wall and San Marcos Sur veins. In order to complete mine plans for Mariana Central, Mariana Norte and San Marcos, only drilling results received through late September 2011 were included in calculating year-end reserve and resources for Cerro Negro. An exploration program budgeted at $28 million for 2012 is expected to result in delineation of additional mineralization supporting mineral resource estimation and potential conversion to mineral reserve at Cerro Negro in the year ahead.

Exploration success and a higher gold price assumption at Los Filos contributed to a 42% increase in proven and probable gold reserves, to 7.8 million ounces.   Drilling has confirmed the extension of Los Filos mineralization towards the 4P south area, and has resulted in the connection of the two pits. The El Bermejal pit has been further extended towards the north. At Porcupine in Ontario, proven and probable gold reserves increased 23% to 4.1 million ounces, driven by extensions of current ore zones in the Hoyle Pond underground operation.

Following a full year of operations and the availability of new cost data at Peñasquito, approximately 220 million tonnes of low grade gold material were moved from proven and probable gold reserves into the measured and indicated gold resource category, reflecting higher operating cost assumptions than were contemplated in the original 2006 feasibility study. In 2012, exploration at Peñasquito will target additional high grade mineralization in mantos beneath the pit bottoms in addition to testing the potential for block cave mining of deep mineralized zones.

Red Lake 2011 proven and probable gold reserves totaled 4.0 million ounces. Drilling of the High Grade Zone has identified the possibility of a fault offset of the zone below the 52 level, approximately 300 metres and 5 years ahead of the current mining horizon. Deep underground drilling conducted several years ago identified high grade ore intercepts at both the 55 and 57 levels that suggest the continuity of the zone. Drilling efforts are currently investigating the extensions of these intercepts. During 2012, plans are underway to extend the ramp and increase power and ventilation to allow additional exploration drilling in the deepest portions of the mine.

Record Financial Results; Gold Margin Surpasses $1,400 Per Ounce[4]

Gold sales in the fourth quarter were 685,000 ounces on production of 687,900 ounces. This compares to sales of 678,600 ounces on production of 689,600 ounces in the fourth quarter of 2010. Production was driven by record performance at Marlin in Guatemala, a result of higher grades that were consistent with the mine plan that included the completion of the open pit at the end of the year. Peñasquito in Mexico experienced increased volumes a result of greater mill throughput and realized higher grades.

Reported net earnings in the quarter were $405 million compared to $560 million in the fourth quarter of 2010. Adjusted net earnings in the fourth quarter totaled $531 million, or $0.66 per share, compared to $431 million or $0.59 per share, in the fourth quarter of 2010. Adjusted net earnings in 2011 exclude the effect of a non-cash foreign exchange loss on translation of deferred income tax assets and liabilities, a non-cash provision related to the revision in estimates on the reclamation and closure costs for the Company's closed mine sites, impairment charges related to certain of its equity investments, and unrealized gains on derivative instruments but include the impact of non-cash stock option expenses, which amounted to approximately $24 million or $0.03 per share for the quarter. Operating cash flows before changes in working capital were a record $831 million compared to $648 million in last year's fourth quarter. Gold margin was $1,402 per ounce of gold sold.

During the quarter the Company entered into a $2.0 billion credit facility with a syndicate of 15 lenders. The credit facility replaced the existing $1.5 billion credit facility and is intended to be used to finance growth opportunities and for general corporate purposes.

For the twelve months ended December 31, 2011, revenues increased by 43% to $5.4 billion. Year-to-date total cash costs were $223 per ounce on a by-product basis and $534 per ounce on a co-product basis.

Net earnings in the twelve months ended December 31, 2011 were $1.9 billion or $2.34 per share, compared to net earnings of $2.0 billion or $2.79 per share in the same period in 2010. Adjusted net earnings were a record $1.8 billion, or $2.22 per share, compared to $1.0 billion or $1.43 per share, in 2010. Cash flow from operations before changes in working capital increased 59% to $2.7 billion from $1.7 billion in the twelve months ended December 31, 2010.

Mexican Mines a Foundation of Sustained Gold Production

During 2011, Peñasquito continued its ramp up toward full design capacity of 130,000 tonnes per day, remaining on track for the end of the first quarter 2012. The high pressure grinding roll (HPGR) supplemental feed project is in the mechanical commissioning phase with several of the conveyor belts already having been successfully tested. Throughput from the two 50,000 tonne-per-day capacity semi-autogenous grinding (SAG) lines averaged 93,700 tonnes per day during the fourth quarter and 107,000 tonnes per day in December, resulting in gold production of 82,300 ounces for the fourth quarter and 254,100 ounces for the year.   Silver production totaled 5,865,600 ounces for the fourth quarter and over 19 million ounces for the year. Lead and zinc production for the fourth quarter totaled 46.1 million pounds and 97.9 million pounds, respectively. For the year lead and zinc production totaled 154.7 million pounds and 286.4 million pounds, respectively. Strong by-product silver, lead and zinc credits contributed to by-product cash costs during the quarter of negative $447 per ounce of gold and negative $847 per ounce of gold for the year. As the mine ramps up to full design capacity early in 2012, full year gold production is expected to be 425,000 ounces at negative by-product cash costs.

Los Filos gold production increased 16% compared to the third quarter of 2011 to 85,200 ounces, driven by increased tonnage processed, higher solution throughput and higher grades. Total gold production for the year amounted to a record 336,500 ounces, an increase of 10% from 2010 due to the increasing grades and recoveries. The construction of the next phases of the heap leach pad facility commenced during the fourth quarter of 2011 with completion expected in the second quarter of 2012.

Red Lake and Porcupine Pace Gold Production in Canada

Gold production at Red Lake increased 21% compared to the third quarter of 2011 to 154,000 ounces at total cash costs of $374 per ounce. For 2011, gold production totaled 622,000 ounces at total cash costs of $360 per ounce. During 2012 production will benefit from an increase in tonnes mined from lower-grade zones, with gold production expected to total 650,000 ounces. Additionally, exploration and development work continued to advance the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production as alternate sources of ore and to complement the fill the mills program and provide flexibility. Evaluation of the potential of near-surface, bulk long-hole mining, based on recent results from surface drilling, will continue into mid-2012.

At Porcupine in Ontario, strong grade and tonnage contributions from Dome underground operation led to fourth quarter gold production of 74,700 ounces at a total cash cost of $593 per ounce. For 2011, gold production totaled 273,100 ounces at a total cash cost of $656 per ounce. The Hoyle Pond Deep project continued to progress, which will access deeper discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex.   A pilot raise was completed to align the shaft in preparation for the commencement of shaft sinking planned for the first half of 2012.

On January 9th, the Company announced approval of the Hollinger open pit project. The $75 million construction phase for the project has begun and will continue for a period of 12-18 months, with initial focus on equipment procurement, installation of the dewatering system, site clearing and development of the five-kilometre haulage road between the Hollinger site and the Dome mill. The mine is expected to begin production in the third quarter of 2012.

Commitment to Sustainable Prosperity Continues in Guatemala

At Marlin, production of both gold and silver reached record highs as production peaked at 382,400 ounces for the year at total cash costs of negative $343 per ounce. Gold production for the quarter was 130,700 ounces at total cash costs of negative $337 per ounce. Gold production at Marlin in 2012 is expected to total approximately 210,000 ounces consistent with the planned transition to an exclusively underground operation as mining in the primary open pit is now complete. Stockpiled material is expected to make up approximately 40% of the mill feed in the coming year.

On December 7, 2011 Goldcorp was pleased to announce that the Inter-American Commission on Human Rights notified the Government of Guatemala of its decision to modify the precautionary measures that it issued on May 24, 2010 calling on the Government to take action, including suspension of mining activity at Marlin. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin mine. Investigations conducted by the government demonstrated that Marlin has not damaged and does not present a threat to the environment or health of the communities in the vicinity of the mine.

Advancing a High-Quality Project Pipeline

To fund the growth pipeline, capital expenditures for 2012 are forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% for operations. Major project capital expenditures in 2012 include approximately $500 million at Cerro Negro, $400 million at Éléonore, $350 million at Pueblo Viejo, and $185 million at El Morro.

Gold production from Pueblo Viejo, the 40% owned gold project in the Dominican Republic operated by Barrick, is expected to contribute slightly to the Company's overall 2012 production profile starting in mid-2012, with a subsequent ramp-up to a forecast annual average of 415,000 to 450,000 ounces of gold in the first five years of full production at cash costs of less than $350 per ounce[5]. Overall construction is approximately 90% complete following a delay caused by damage to the partially constructed starter tailings dam facility due to a heavy rainfall event in May 2011. Remediation of the starter tailings dam continues to progress, with the joint venture in receipt of all necessary approvals to allow construction of the starter dam to its full height. As part of a longer-term, optimized power solution for Pueblo Viejo, a plan is underway to build a dual-fuel power plant at an additional cost to construct of approximately $300 million (100%) to the joint venture (or $120 million representing Goldcorp's 40% share). The new plant is expected to provide lower cost, longer term power to the project.

Following Pueblo Viejo, the high grade Cerro Negro deposit is positioned to be the next source of new gold production for the Company in 2013. With production expected to average approximately 550,000 ounces of gold in its first five full years of production, Cerro Negro is well-positioned as Goldcorp's next cornerstone gold mine. The development plan for Cerro Negro includes plant throughput of 4,000 tonnes per day and allows for concurrent mining from multiple veins. With the December 2011 approval of the amended Environmental Impact Assessment (EIA) by the Provincial authorities in the Santa Cruz province, mining will initially take place in the Eureka, Mariana Central and Mariana Norte veins. Engineering, Procurement and Construction Management activities are steadily progressing with detailed engineering 42% complete by the end of 2011. The Eureka decline, designed to access the first ore from Cerro Negro, has advanced to a length of 1,621 metres of a total planned decline length of approximately 3,900 metres. It has now extended beyond the 450 metre elevation level, an important horizon that will facilitate the commencement of bottom-up mining of the top half of the deposit in 2012. Excavation of the new ramps into the Mariana Central and Mariana Norte veins is expected to commence in the first quarter of 2012.   Estimated Cerro Negro capital expenditures for 2012 that were included in the April 2011 Feasibility Study estimate of $750 million have been increased by $50 million, half of which is due to inflationary pressures specific to Argentina. No additional impact for foreign exchange or inflation is included for 2013 at this time. In the event that current Argentine inflation levels persist into 2013 without a decrease in the exchange rate reported, capital expenditures may be subject to further increases.

The Cochenour gold project in Ontario is a key component of the Company's overall optimization plan for the long-term future of the Red Lake operation. Construction of the five-kilometre Cochenour-Red Lake Haulage Drift advanced to 36% of completion at year-end, and two drills continue to test the exploration potential of this underexplored area. A two-kilometre section of the track was laid from the shaft station. By the end of 2012 the haulage drift is expected to be 66% completed, which will allow the development of significantly more drill stations, thus further accelerating exploration.

The sinking of the Cochenour shaft continues to progress. At year-end the shaft had been widened to a depth of 83 metres.   During 2012, sequencing of near-shaft exploration and initial ore body definition will progress and the ultimate shaft depth and extent of development required will be defined with additional drilling planned this year.

During the fourth quarter the Éléonore gold project in Quebec commenced construction of the production shaft and associated infrastructure following receipt of the certificate of authorization issued by the Quebec Minister of Sustainable Development, Environment and Parks. Equipment with long lead times for delivery is in the process of being ordered and construction activities include the upgrade of waste-water treatment facilities, waste rock pad expansion, and installation of the construction camp, administration offices and other related infrastructure. The construction of two permanent bridges has been completed, and winter road operations have begun.

The exploration ramp has now advanced to 831 metres in length. The ramp will provide drilling access close to the ore body, which commencing late in 2012, will delineate the resources within the early mining area. The exploration shaft has now reached the 650 metre station level. Development work on the station level was completed in January. This station will ultimately connect to the exploration ramp and the production shaft, and will provide access to the upper ore body. Once shaft sinking is completed, the development work on this level will facilitate the first drilling of the deeper parts of the ore body to be carried out during the fourth quarter 2012.

Exploration drilling focused mostly between level 450 metres and 800 metres below surface, and continued to define the central portion of the ore body, increase the level of confidence in the geological model and mineral resources and test high-grade results to the north.

At Camino Rojo in Mexico, an advanced-stage project near Peñasquito, the 2011 drill program completed a total of 77,360 metres drilled in 353 holes. Column leach tests on oxide material began during the third quarter 2011 and are nearing completion. Samples of transitional material were shipped to a third party laboratory where leach tests are ongoing. Metallurgical and mineralogical characterizations of the sulphide zone material are underway. The geologic model and an updated resource block model were largely complete by year-end and will form the basis of the mine plan for the feasibility study which is on track for completion in mid-2012.

At Noche Buena, another advanced-stage project near Peñasquito, the 2011 drill program ended with 22,694 metres drilled, distributed in 66 holes to explore the lateral and vertical extension of the higher trends in the oxide. Initial results earlier in the year showed structurally controlled higher grade mineralization trends. Geologic modeling is underway and will form the basis of the resource to be used in the feasibility study which is expected to be available by mid-2012.

In January 2012, the Company announced a decision to proceed with construction of the 70%-owned El Morro copper-gold project in Chile. Construction at site will commence in September, 2012 and extend over a five-year period at a capital cost of $3.9 billion. Development activities initiated in early 2012 include access road construction, engineering, equipment procurement and exploration. Drilling will focus on additional condemnation for site infrastructure, testing potential extensions of the La Fortuna deposit, and obtaining samples for geotechnical studies and metallurgical optimization. Initial production is expected in 2017 with full production expected in 2018. Drilling continues with two diamond rigs and one RC drill on site, operating in the future mine waste site, and the plant and tailings facility areas, an additional rig arrives on site in the first quarter of 2012. Over its 17-year mine life, El Morro is expected to produce an average of over 210,000 ounces of gold and 200 million pounds of copper per year to Goldcorp's account. Current open pit proven and probable mineral reserves on a 100% basis total 520 million tonnes at 0.54% copper and 0.5 grams per tonne gold (6.2 billion pounds copper and 8.3 million ounces gold) and will support a 90,000 tonne-per-day concentrator.

Guidance For 2012

On January 9th, Goldcorp announced production and cash cost guidance for the 2012 year. The Company has forecast a 4% increase in gold production to 2.6 million ounces. Total cash costs are expected to be between $250 to $275 per ounce of gold on a by-product basis and between $550 to $600 per ounce of gold on a co-product basis.

This release should be read in conjunction with Goldcorp's 2011 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources – Reports & Filings" section under "Annual Reports".

Complete reserve and resource information for all metals, including tonnage, grade and accompanying metals price assumptions has been posted at www.goldcorp.com. Summary reserve and resource data is as follows:

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2011

Reserves	Contained Gold (m oz)	Contained Silver (m oz)
Proven	24.6	642.8
Probable	40.1	534.6
Proven & Probable	**64.7**	**1,177.4**
Resources		
Measured	5.1	74.5
Indicated	23.1	343.5
Measured & Indicated	**28.2**	**418.0**
Inferred	**23.1**	**107.7**

Complete reserve and resource estimates are as follows:

GOLDCORP INC.
PROVEN AND PROBABLE RESERVES[1],[4],[5]
AS OF DECEMBER 31, 2011

Based on attributable ounces

GOLD		million tonnes	g Au/t	million ounces
Peñasquito Mill	Mexico	1,143.65	0.44	16.01
Pueblo Viejo (40.0%)	Dominican Republic	114.14	2.76	10.12
Los Filos	Mexico	312.17	0.77	7.75
El Morro (70.0%)	Chile	364.14	0.50	5.84
Cerro Negro	Argentina	13.87	10.18	4.54
Porcupine	Canada	95.32	1.32	4.06
Red Lake	Canada	11.40	10.78	3.95
Éléonore	Canada	12.48	7.56	3.03
Marigold (66.7%)	United States	135.72	0.53	2.32
Musselwhite	Canada	11.29	6.28	2.28
Marlin	Guatemala	8.16	4.76	1.25
Alumbrera (37.5%)	Argentina	96.00	0.36	1.13
Dee (40.0%)	United States	17.08	1.70	0.93
Wharf	United States	25.28	0.87	0.70
Peñasquito Heap Leach	Mexico	125.42	0.13	0.53
El Sauzal	Mexico	5.53	1.44	0.26
TOTAL GOLD				**64.7**
SILVER		million tonnes	g Ag/t	million ounces
Peñasquito Mill	Mexico	1,143.65	24.94	917.10

GOLDCORP INC.
PROVEN AND PROBABLE RESERVES[1],[4],[5]
AS OF DECEMBER 31, 2011

Based on attributable ounces

Pueblo Viejo (40.0%)	Dominican Republic	114.14	17.46	64.07
Los Filos	Mexico	312.17	5.34	53.61
Marlin	Guatemala	8.16	204.00	53.49
Peñasquito Heap Leach	Mexico	125.42	10.69	43.12
Cerro Negro	Argentina	13.87	86.93	38.78
Dee (40.0%)	United States	17.08	8.04	4.41
Wharf	United States	25.28	3.48	2.83
TOTAL SILVER				**1,177.40**
COPPER		*million tonnes*	*% Cu*	*million pounds*
El Morro (70.0%)	Chile	364.14	0.54	4,360
Alumbrera (37.5%)	Argentina	96.00	0.37	777
Pueblo Viejo (40.0%)	Dominican Republic	114.14	0.09	236
TOTAL COPPER				**5,373**
LEAD		*million tonnes*	*% Pb*	*million pounds*
Peñasquito Mill	Mexico	1,143.65	0.24	6,165
TOTAL LEAD				**6,165**
ZINC		*million tonnes*	*% Zn*	*million pounds*
Peñasquito Mill	Mexico	1,143.65	0.59	14,767
TOTAL ZINC				**14,767**

GOLDCORP INC.
MEASURED AND INDICATED RESOURCES[1],[2],[3],[4],[6]
AS OF DECEMBER 31, 2011

Based on attributable ounces

GOLD		*million tonnes*	*g Au/t*	*million ounces*
Porcupine	Canada	192.63	1.11	6.87
Pueblo Viejo (40.0%)	Dominican Republic	72.69	1.88	4.40
Peñasquito Mill	Mexico	649.17	0.17	3.63
Camino Rojo	Mexico	140.88	0.62	2.79
Red Lake	Canada	6.74	12.52	2.71
Los Filos	Mexico	50.58	1.18	1.92
Cerro Blanco	Guatemala	2.52	15.64	1.27
El Morro	Chile	109.34	0.30	1.05
Noche Buena	Mexico	71.75	0.42	0.96
Cerro Negro	Argentina	5.24	3.26	0.55

GOLDCORP INC. MEASURED AND INDICATED RESOURCES[1],[2],[3],[4],[6] AS OF DECEMBER 31, 2011				
Based on attributable ounces				
Dee (40.0%)	United States	12.99	1.32	0.55
Éléonore	Canada	1.36	10.95	0.48
Marigold (66.7%)	United States	19.92	0.42	0.27
San Nicolas (21.0%)	Mexico	16.79	0.48	0.26
Wharf	United States	6.11	0.80	0.16
Musselwhite	Canada	0.85	5.38	0.15
El Sauzal	Mexico	2.15	1.11	0.08
Peñasquito Heap Leach	Mexico	28.88	0.07	0.06
Marlin	Guatemala	0.55	2.24	0.04
TOTAL GOLD				**28.20**
SILVER		*million tonnes*	*g Ag/t*	*million ounces*
Peñasquito Mill	Mexico	649.17	12.55	261.97
Camino Rojo	Mexico	140.88	11.60	52.55
Noche Buena	Mexico	71.75	14.06	32.44
Pueblo Viejo (40.0%)	Dominican Republic	72.69	10.43	24.37
San Nicolas (21.0%)	Mexico	16.79	29.01	15.66
Los Filos	Mexico	50.58	7.60	12.37
Cerro Blanco	Guatemala	2.52	72.00	5.80
Dee (40.0%)	United States	12.99	8.84	3.69
Peñasquito Heap Leach	Mexico	28.88	3.95	3.67
Cerro Negro	Argentina	5.24	18.45	3.11
Marlin	Guatemala	0.55	93.54	1.65
Wharf	United States	6.11	3.44	0.68
TOTAL SILVER				**417.97**
COPPER		*million tonnes*	*% Cu*	*million pounds*
El Morro (70.0%)	Chile	109.34	0.31	758
San Nicolas (21.0%)	Mexico	16.79	1.33	491
Pueblo Viejo (40.0%)	Dominican Republic	72.69	0.08	136
TOTAL COPPER				**1,385**
LEAD		*million tonnes*	*% Pb*	*million pounds*
Peñasquito Mill	Mexico	649.17	0.12	1,778
Camino Rojo	Mexico	140.88	0.19	580
TOTAL LEAD				**2,357**
ZINC		*million tonnes*	*% Zn*	*million pounds*
Peñasquito Mill	Mexico	649.17	0.33	4,770
Camino Rojo	Mexico	140.88	0.37	1,150
San Nicolas (21.0%)	Mexico	16.79	1.84	682

GOLDCORP INC. MEASURED AND INDICATED RESOURCES[(1),(2),(3),(4),(6)] AS OF DECEMBER 31, 2011			
Based on attributable ounces			
TOTAL ZINC			**6,602**

GOLDCORP INC. INFERRED RESOURCES[(1),(2),(3),(4),(6)] AS OF DECEMBER 31, 2011			
Based on attributable ounces			
GOLD		*million tonnes*	*g Au/t*	*million ounces*
El Morro (70.0%)	Chile	536.04	0.25	4.22
Éléonore	Canada	12.25	10.60	4.17
Los Filos	Mexico	158.37	0.77	3.91
Cochenour	Canada	9.27	10.77	3.21
Red Lake	Canada	2.98	14.09	1.35
Cerro Negro	Argentina	4.56	7.12	1.04
Porcupine	Canada	15.10	2.08	1.01
Musselwhite	Canada	4.99	5.72	0.92
Peñasquito Mill	Mexico	146.70	0.19	0.90
Cerro Blanco	Guatemala	1.35	15.31	0.67
Pueblo Viejo (40.0%)	Dominican Republic	9.05	1.61	0.47
Camino Rojo	Mexico	27.39	0.40	0.36
Peñasquito Heap Leach	Mexico	56.21	0.16	0.29
Noche Buena	Mexico	17.67	0.42	0.24
Dee (40.0%)	United States	6.33	0.77	0.16
Marigold (66.7%)	United States	6.68	0.45	0.10
Marlin	Guatemala	0.85	3.47	0.09
San Nicolas (21.0%)	Mexico	1.47	0.37	0.02
El Sauzal	Mexico	0.04	1.35	0.00
TOTAL GOLD				**23.13**
SILVER		*million tonnes*	*g Ag/t*	*million ounces*
Peñasquito Mill	Mexico	146.70	8.81	41.54
Los Filos	Mexico	158.37	5.86	29.86
Noche Buena	Mexico	17.67	13.92	7.91
Camino Rojo	Mexico	27.39	6.70	5.86
Marlin	Guatemala	0.85	202.29	5.50
Cerro Negro	Argentina	4.56	35.11	5.15
Pueblo Viejo (40.0%)	Dominican Republic	9.05	12.76	3.71

GOLDCORP INC. INFERRED RESOURCES[1],[2],[3],[4],[6] AS OF DECEMBER 31, 2011				
Based on attributable ounces				
Peñasquito Heap Leach	Mexico	56.21	1.67	3.01
Cerro Blanco	Guatemala	1.35	59.60	2.60
Dee (40.0%)	United States	6.33	6.98	1.42
San Nicolas (21.0%)	Mexico	1.47	23.83	1.13
TOTAL SILVER				**107.69**
COPPER		*million tonnes*	*% Cu*	*million pounds*
El Morro (70.0%)	Chile	536.04	0.34	3,979
San Nicolas (21.0%)	Mexico	1.47	1.28	41
Pueblo Viejo (40.0%)	Dominican Republic	9.05	0.08	15
TOTAL COPPER				**4,036**
LEAD		*million tonnes*	*% Pb*	*million pounds*
Peñasquito Mill	Mexico	146.70	0.13	436
Camino Rojo	Mexico	27.39	0.08	50
TOTAL LEAD				**486**
ZINC		*million tonnes*	*% Zn*	*million pounds*
Peñasquito Mill	Mexico	146.70	0.26	828
Camino Rojo	Mexico	27.39	0.25	154
San Nicolas (21.0%)	Mexico	1.47	1.43	47
TOTAL ZINC				**1,029**

Numbers may not add up due to rounding

Goldcorp December 31, 2011 Reserve and Resource Reporting Notes:

1   All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2   All Mineral Resources are reported exclusive of Mineral Reserves.

3   Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4   Reserves and Resources are reported as of December 31, 2011, with the following conditions or exceptions:

   1   Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.

   2   Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.

   3   Resources for San Nicolas are as per information provided by Teck Resources Limited (2001 Study).

   4   Reserves and Resources for Marigold are as of December 1, 2011.

5   Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $20 per ounce of silver, $2.75 per pound of copper, $0.80 per pound of lead, and $0.85 per pound of zinc, unless otherwise noted below:

   1   Alumbrera $1,400/oz gold and $3.20/lb copper

   2   Pueblo Viejo, Dee $1,200/oz gold, $22/oz silver, $2.75/lb copper

<table>
<tr><td>6</td><td colspan="2">Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold, $24 per ounce of silver, $3.25 per pound of copper, $0.95 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below;</td></tr>
<tr><td></td><td>1</td><td>Pueblo Viejo, Dee</td><td>$1,350/oz gold, $24/oz silver, $3.25/lb copper</td></tr>
<tr><td></td><td>2</td><td>San Nicolas</td><td>$300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc</td></tr>
</table>

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this press release was reviewed and approved by Maryse Belanger, P.Geo., Vice President, Technical Services for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Information on data verification performed on the mineral projects mentioned in this press release that are considered to be material properties to the Company are contained in the current NI 43-101 technical reports listed below with respect to the Company's mineral projects.

1   "Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report" dated March 14, 2011, as amended March 30, 2011.

2   "Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report" dated March 21, 2011.

3   "Goldcorp Inc., Marlin Gold Operation, Guatemala, NI 43-101 Technical Report" dated March 21, 2011.

4   "Pueblo Viejo Gold Project, Dominican Republic Technical Report" dated March 29, 2011.

5   "Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study" dated April 5, 2011.

The NI 43-101 technical report supporting the mineral reserve and mineral resource estimates for the Éléonore Project will be filed on SEDAR within 45 days from the date of this press release.

Information on mineral resource and mineral reserve effective dates, and key assumptions, parameters and methods used to estimated the mineral resources and mineral reserves contained in this press release are included in the above technical reports, except as otherwise noted in this press release.

A conference call will be held on February 16, 2012 at 10:00 a.m. (PDT) to discuss the fourth quarter and 2011 results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until March 18, 2012 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 6608575. A live and archived audio webcast also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1) The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices of $1,250 per ounce of gold, $20 per ounce of silver, $3.25 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices. Using actual realized sales prices, the co-product total cash costs would be $533 per gold ounce for the three months ending December 30, 2011 (year ended December 31, 2011 - $529). Refer to pages 49 and 50 of the 2011 annual MD&A for a reconciliation of total cash costs to reported production costs.

(2) Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations.

Cash provided by operating activities reported in accordance with GAAP was $727 million and $2,366 million in the fourth quarter and twelve months ended December 30, 2011, respectively.

(3) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the

Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to pages 51 and 52 of the 2011 annual MD&A for a reconciliation of adjusted earnings to reported net earnings attributable to shareholders of Goldcorp.

(4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted - Unaudited)	Q4'11
Revenues per Financial Statements	$1,515
Treatment and refining charges on concentrate sales	37
By-product silver and copper sales and other	(414)
Gold revenues	1,138
Divided by ounces of gold sold	685,000
Realized gold price per ounce	$1,663
Deduct total cash costs per ounce of gold sold[3]	$261
Margin per gold ounce	$1,402

(5) Based on gold price and oil price assumptions of $1,300 per ounce and $100 per barrel, respectively.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED RESULTS
(in millions of United States dollars, except per share and per ounce amounts - Unaudited)

	Three Months Ended December 31	
	2011	2010
Revenues	**$1,515**	$1,320
Gold produced (ounces)	**687,900**	689,600
Gold sold (ounces)	**685,000**	678,600
Copper produced (thousands of pounds)	**18,500**	27,700
Copper sold (thousands of pounds)	**23,100**	27,000
Silver produced (ounces)	**8,688,200**	6,764,100
Silver sold (ounces)	**8,153,400**	7,161,900
Lead produced (thousands of pounds)	**46,100**	34,400
Lead sold (thousands of pounds)	**40,200**	38,400
Zinc produced (thousands of pounds)	**97,900**	54,200
Zinc sold (thousands of pounds)	**78,400**	58,100
Average realized gold price (per ounce)	**$1,663**	$1,378
Average London spot gold price (per ounce)	**$1,688**	$1,367
Average realized copper price (per pound)	**$3.70**	$4.84
Average London spot copper price (per pound)	**$3.40**	$3.92
Average realized silver price (per ounce)	**$26.28**	$23.92
Average London spot silver price (per ounce)	**$31.87**	$26.43
Average realized lead price (per ounce)	**$0.89**	$1.12
Average London spot lead price (per ounce)	**$0.90**	$1.08
Average realized zinc price (per ounce)	**$0.84**	$1.09
Average London spot zinc price (per ounce)	**$0.86**	$1.05
Total cash costs – by-product (per gold ounce)	**$261**	$164
Total cash costs – co-product (per gold ounce)	**$529**	$472

Production Data:

		2011	2010
Red Lake gold mines :	Tonnes of ore milled	**226,300**	224,700
	Average mill head grade (grams per tonne)	**22.18**	26.00
	Gold ounces produced	**154,000**	187,000
	Total cash cost per ounce – by-product	**$374**	$313
Porcupine mines :	Tonnes of ore milled	**1,074,200**	1,037,600
	Average mill head grade (grams per tonne)	**2.32**	2.10
	Gold ounces produced	**74,700**	67,900
	Total cash cost per ounce – by-product	**$593**	$656
Musselwhite mine :	Tonnes of ore milled	**341,300**	405,700
	Average mill head grade (grams per tonne)	**5.47**	6.20
	Gold ounces produced	**56,800**	79,900
	Total cash cost per ounce – by-product	**$753**	$572

SUMMARIZED RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts – Unaudited)

		Three Months Ended December 31	
		2011	2010
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**12,034,400**	12,360,800
	Tonnes of waste removed	**24,223,400**	34,970,900
	Tonnes of ore milled	**8,617,000**	7,635,600
	Average head grade (grams per tonne) – gold	**0.44**	0.30
	Average head grade (grams per tonne) – silver	**28.68**	26.14
	Average head grade (%) – lead	**0.35**	0.35
	Average head grade (%) – zinc	**0.76**	0.56
	Gold ounces produced	**82,300**	53,900
	Silver ounces produced	**5,865,600**	4,607,600
	Lead (thousands of pounds) produced	**46,100**	34,400
	Zinc (thousands of pounds) produced	**97,900**	54,200
	Total cash cost per ounce – by-product	**($447)**	($1,002)
	Total cash cost per ounce – co-product	**$768**	$705
Los Filos mine :	Tonnes of ore mined	**7,124,100**	7,304,200
	Tonnes of waste removed	**9,974,600**	7,587,200
	Tonnes of ore processed	**7,228,000**	7,403,500
	Average grade processed (grams per tonne)	**0.75**	0.70
	Gold ounces produced	**85,200**	84,900
	Total cash cost per ounce – by-product	**$503**	$400
El Sauzal mine :	Tonnes of ore mined	**483,400**	645,200
	Tonnes of waste removed	**981,500**	752,400
	Tonnes of ore milled	**506,300**	527,500
	Average mill head grade (grams per tonne)	**1.80**	2.39
	Gold ounces produced	**27,500**	38,500
	Total cash cost per ounce – by-product	**$535**	$303
Marlin mine :	Tonnes of ore milled	**525,300**	380,500
	Average mill head grade (grams per tonne) – gold	**7.96**	7.81
	Average mill head grade (grams per tonne) – silver	**186**	193
	Gold ounces produced	**130,700**	92,300
	Silver ounces produced	**2,822,600**	2,156,500
	Total cash cost per ounce – by-product	**($337)**	($224)
	Total cash cost per ounce – co-product	**$275**	$297
Alumbrera mine : [1]	Tonnes of ore mined	**3,023,700**	1,940,200
	Tonnes of waste removed	**4,878,400**	5,270,500
	Tonnes of ore milled	**3,528,500**	3,479,900
	Average mill head grade (grams per tonne) – gold	**0.30**	0.50
	Average mill head grade (%) – copper	**0.30**	0.45
	Gold ounces produced	**23,000**	42,200
	Copper (thousands of pounds) produced	**18,500**	27,700
	Total cash cost per ounce – by-product	**$508**	($1,002)
	Total cash cost per ounce – co-product	**$1,155**	$756

(1) Shown at Goldcorp's interest – 37.5%

SUMMARIZED RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts - Unaudited)

		Three Months Ended December 31	
		2011	2010
Production Data (Cont.):			
Marigold mine : [2]	Tonnes of ore mined	**1,946,000**	1,805,100
	Tonnes of waste removed	**6,963,200**	7,313,300
	Tonnes of ore processed	**1,946,000**	1,805,100
	Average grade processed (grams per tonne)	**0.58**	0.66
	Gold ounces produced	**27,800**	27,000
	Total cash cost per ounce – by-product	**$799**	$787
Wharf mine :	Tonnes of ore mined	**727,300**	815,800
	Tonnes of ore processed	**689,500**	726,900
	Average grade processed (grams per tonne)	**0.97**	0.63
	Gold ounces produced	**25,700**	16,000
	Total cash cost per ounce – by-product	**$523**	$788
Financial Data:			
Cash provided by operating activities of continuing operations		**$727**	$681
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.		**$405**	$351
Net earnings attributable to shareholders of Goldcorp Inc.		**$405**	$560
Net earnings per share from continuing operations – basic		**$0.50**	$0.48
Net earnings per share – basic		**$0.50**	$0.76
Adjusted net earnings per share – basic		**$0.66**	$0.59
Weighted average number of shares outstanding (000's)		**809,829**	736,620

(2) Shown at Goldcorp's interest – 66.67%

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2011	2010	2011	2010
Revenues	$ 1,515	$ 1,320	$ 5,362	$ 3,738
Mine operating costs				
Production costs	(619)	(503)	(2,042)	(1,476)
Depreciation and depletion	(189)	(194)	(694)	(602)
	(808)	(697)	(2,736)	(2,078)
Earnings from mine operations	707	623	2,626	1,660
Exploration and evaluation costs	(19)	(9)	(61)	(52)
Share of net earnings and losses of associates	(86)	(5)	(98)	(8)
Corporate administration	(57)	(49)	(229)	(184)
Earnings from operations and associates	545	560	2,238	1,416
(Losses) Gains on disposition of securities, net	(1)	1	319	1
Impairment of available-for-sale securities	(87)	(2)	(87)	(2)
Gains (losses) on derivatives, net	87	(68)	82	(33)
Gains on dispositions of mining interests, net	-	-	-	407
Finance costs	(7)	(5)	(23)	(26)
Other income (expenses)	17	(26)	38	(44)
Earnings from continuing operations before taxes	554	460	2,567	1,719
Income taxes	(149)	(109)	(686)	(307)
Net earnings from continuing operations	405	351	1,881	1,412
Net earnings from discontinued operations	-	205	-	631
Net earnings	$ 405	$ 556	$ 1,881	$ 2,043
Net earnings from continuing operations attributable to:				
Shareholders of Goldcorp Inc.	$ 405	$ 351	$ 1,881	$ 1,412
Non-controlling interests	-	-	-	-
	$ 405	$ 351	$ 1,881	$ 1,412
Net earnings attributable to:				
Shareholders of Goldcorp Inc.	$ 405	$ 560	$ 1,881	$ 2,051
Non-controlling interests	-	(4)	-	(8)
	$ 405	$ 556	$ 1,881	$ 2,043
Net earnings per share from continuing operations				
Basic	$ 0.50	$ 0.48	$ 2.34	$ 1.92
Diluted	0.39	0.47	2.18	1.87
Net earnings per share				
Basic	$ 0.50	$ 0.76	$ 2.34	$ 2.79
Diluted	0.39	0.75	2.18	2.71

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2011	2010	2011	2010
Operating Activities				
Net earnings from continuing operations	$ 405	$ 351	$ 1,881	$ 1,412
Adjustments for:				
Reclamation expenditures	(5)	(3)	(23)	(16)
Loss (gain) on disposition of securities	1	(1)	(319)	(1)
Impairment of available-for-sale securities	87	2	87	2
Gains on dispositions of mining interests, net	-	-	-	(407)
Items not affecting cash				
Depreciation and depletion	189	194	694	602
Share of net earnings and losses of associates	86	5	98	8
Share-based compensation expense	23	16	100	63
Realized gain on share purchase warrants, net	-	-	(33)	-
Unrealized (gains) losses on derivatives, net	(81)	68	(61)	39
Accretion of reclamation and closure cost obligations	4	4	14	15
Deferred income tax expense (recovery)	70	6	213	(57)
Other	52	6	41	33
Change in working capital	(104)	33	(326)	71
Net cash provided by operating activities of continuing operations	727	681	2,366	1,764
Net cash provided by operating activities of discontinued operations	-	(8)	-	16
Investing Activities				
Acquisitions, net of cash acquired	-	(521)	-	(1,318)
Investment in common shares of Tahoe	-	(144)	-	(144)
Expenditures on mining interests	(460)	(372)	(1,677)	(1,171)
Deposits on mining interests expenditures	(62)	(5)	(101)	(42)
Interest paid	-	-	(17)	(12)
Repayment of capital investment in Pueblo Viejo	-	-	64	192
Proceeds from dispositions of mining interests, net	-	-	-	267
Purchase of securities and other investments	(353)	-	(507)	(19)
Proceeds from sale of securities and other investments, net	216	-	735	-
Income taxes paid on disposition of Silver Wheaton shares	-	-	-	(149)
Other	1	(4)	(5)	(2)
Net cash used in investing activities of continuing operations	(658)	(1,046)	(1,508)	(2,398)
Net cash provided by (used in) investing activities of discontinued operations	30	178	(58)	310
Financing Activities				
Debt borrowings	-	350	-	1,120
Debt repayments	-	(350)	-	(1,120)
Common shares issued, net of issue costs	7	27	477	96
Dividends paid to shareholders	(91)	(55)	(330)	(154)
Other	-	2	-	-
Net cash (used in) provided by financing activities of continuing operations	(84)	(26)	147	(58)
Net cash provided by financing activities of discontinued operations	-	1	-	50
Effect of exchange rate changes on cash and cash equivalents	11	(7)	(1)	(3)
Increase (decrease) in cash and cash equivalents	26	(227)	946	(319)
Cash and cash equivalents, beginning of period	1,476	732	556	875
Cash and cash equivalents, reclassified by assets held for sale	-	51	-	-
Cash and cash equivalents, end of period	$ 1,502	$ 556	$ 1,502	$ 556

CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	At December 31 2011	At December 31 2010	At January 1 2010
Assets			
Current assets			
Cash and cash equivalents	$ 1,502	$ 556	$ 875
Accounts receivable	473	444	279
Inventories and stockpiled ore	574	397	349
Notes receivable	40	64	-
Asset held for sale	-	-	57
Other	361	117	95
	2,950	1,578	1,655
Mining interests			
Owned by subsidiaries	22,673	21,974	16,731
Investments in associates	1,536	1,251	565
	24,209	23,225	17,296
Goodwill	1,737	1,737	762
Investments in securities	207	924	388
Note receivable	42	47	-
Deposits on mining interests expenditures	73	6	87
Other	156	122	116
Total assets	29,374	$ 27,639	$ 20,304
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 619	$ 567	$ 392
Income taxes payable	48	224	184
Derivative liabilities	65	97	11
Other	39	28	49
	771	916	636
Deferred income taxes	5,560	5,424	3,897
Long-term debt	737	695	656
Derivative liabilities	237	328	303
Provisions	375	354	298
Income taxes payable	113	102	48
Other	96	54	40
Total liabilities	7,889	7,873	5,878
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units	16,992	16,407	13,463
Investment revaluation reserve	43	460	137
Retained earnings	4,237	2,686	775
	21,272	19,553	14,375
Non-controlling interests	213	213	51
Total equity	21,485	19,766	14,426
Total liabilities and equity	$ 29,374	$ 27,639	$ 20,304

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars - Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2011	2010	2011	2010
Net earnings	$ 405	$ 556	$ 1,881	$ 2,043
Other comprehensive (loss) income, net of tax				
Mark-to-market (losses) gains on securities	(8)	97	(199)	321
Reclassification adjustment for realized gain on disposition of securities included in net earnings	1	-	(294)	-
Reclassification adjustment for impairment losses	75	2	76	2
	68	99	(417)	323
Total comprehensive income	$ 473	$ 655	$ 1,464	$ 2,366
Attributable to:				
Shareholders of Goldcorp Inc.	$ 473	$ 659	$ 1,464	$ 2,374
Non-controlling interests	-	(4)	-	(8)
	$ 473	$ 655	$ 1,464	$ 2,366